Via Facsimile and U.S. Mail
Mail Stop 4720

February 19, 2010

Mr. Steven M. Klosk
President and Chief Executive Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

Re: Cambrex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-10638

Dear Mr. Klosk:

We have reviewed your December 1, 2009 response to our October 30, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1. We note your response to our prior comment one and ask that you provide us with a detailed analysis supporting your determination that the company is not substantially dependent on its agreements with Warmer Chilcott plc and Gyma Laboratories of America, Inc., within the meaning of Item 601(b)(10) of Regulation S-K.

Patents and Trademarks, page 5

2. We note your response to our prior comment two and the following statements: "The Company has entered into a license agreement which gives the Company the exclusive right to certain intellectual property, including know-how and technology, relating to the development and manufacture of chirally pure bulk actives. The Company has also entered into a license agreement for the worldwide exclusive right to manufacture and sell a product that is part of our APIs and pharmaceuticals intermediates product group." Please identify the licensors and any products that are dependent on these technologies. To the extent these license agreements are material within the meaning of Item 601(b)(10) of Regulation S-K, please provide draft disclosure to be included in your next Form 10-K which discusses the material terms of each license agreement, including the term and termination provisions, and file each as an exhibit to the extent you have not already done so.

Notes to Consolidated Financial Statements
(9) Income Taxes, page 51

3. Please refer prior comment five. Please revise your disclosure to clarify the caption "foreign income inclusions" of $2.3 million. Also, explain how you applied paragraph 140 of SFAS 109 and EITF Topic D-32 in re-allocating income tax expense of $7.9 million from continuing to discontinued operations and revise your disclosure, accordingly. In addition, you state that the Company has a full tax valuation allowance for domestic operations. Explain how this provision relates to the $7.9 million income tax benefit recorded in continuing operations.

4. Please refer to your response to prior comment six. Please provide us with detailed calculations of your total tax expense or benefit, including both current and deferred taxes; the tax or benefit relating to continuing operations, including both current and deferred taxes; and the allocation of remaining amounts to other components e.g. discontinued operations, including both current and deferred taxes, using the "with and without" method for 2007 and 2006. Also, explain to us the apparent absence of any income tax expense related to the $235.5 million gain on the sale of the Bioproducts and Biopharma segments, as well as the tax treatment for this transaction. Revise your disclosure accordingly.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant